BROOKFIELD PROPERTY PARTNERS REPORTS

2015 FOURTH QUARTER & FULL-YEAR RESULTS

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Company FFO of $242 Million for the Quarter and $839 Million for the Year;

Net Income of $863 Million for the Quarter and $2.9 Billion for the Year;

Company Raises Quarterly Distribution by 5.7%

All dollar references are in U.S. dollars, unless noted otherwise

Brookfield, News, February 5, 2016 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter and year ended December 31, 2015.

Financial Results

	Three months ended December 31,		Year ended December 31,
(US$ millions except per unit amounts)	2015	2014	2015	2014
Company FFO (1)	$242	190	839	739
Net income attributable to unitholders (1) (2)	$863	1,492	2,915	3,734

Company FFO per unit (3)	$0.34	0.27	1.18	1.11
Net income attributable to unitholders per unit (3)	$1.21	2.09	4.09	5.59

(1)	See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definition and components.
(2)	Unitholders refers to holders of general partner units, limited partner units, limited partner units of Brookfield Property L.P., and limited partner units of Brookfield Office Properties Exchange L.P.
(3)	Company FFO per unit and net income attributable to unitholders per unit are calculated based on 712.0 million and 712.6 million units outstanding for the three and twelve months ended December 31, 2015, respectively (712.9 million and 668.3 million for the three and twelve months ended December 31, 2014, respectively). See reconciliation of basic net income in the “Reconciliation of Non-IFRS Measures” section below in this news release.

Brookfield Property Partners L.P. (the “Partnership” or “BPY”) reported Company FFO of $242 million ($0.34 per unit) for the quarter ended December 31, 2015 compared with $190 million ($0.27 per unit) for the same period in 2014. For the year ended December 31, 2015, Company FFO increased to $839 million ($1.18 per unit) versus $739 million ($1.11 per unit) in 2014. The increase in Company FFO for the quarter and year was driven by contribution from new investments and positive same-property growth in retail and office operations.

For the quarter ended December 31, 2015, net income attributable to unitholders was $863 million ($1.21 per unit) versus $1.49 billion ($2.09 per unit) for the same period in 2014. Net income attributable to unitholders for the year ended December 31, 2015 was $2.92 billion ($4.09 per unit) compared with $3.73 billion ($5.59 per unit) in 2014. The decrease in net income attributable to unitholders for the quarter and year was primarily due to higher fair value gains in the prior year comparative periods.

“I am pleased to report that 2015 was another successful year for Brookfield Property Partners, marked by active capital recycling and expansion into new real estate markets and sectors,” said Brian Kingston, CEO, Brookfield Property Partners.

Mr. Kingston continued, “In 2015, we completed the acquisition of Canary Wharf in London, commenced construction of approximately 4 million square feet of new development, including office towers at Manhattan West and 100 Bishopsgate, doubled the size of our multifamily portfolio, and raised more than $2 billion in net proceeds from asset sales, allowing us to de-lever the balance sheet and fund new initiatives. We also executed over 36 million square feet of leases across our real estate platforms and continued to capture market rent uplifts and increased occupancy across all of our portfolios. These initiatives position us very well for the future and as a result, the Board of Directors of BPY has approved an increase in our quarterly distribution by 5.7% to $0.28 per unit.”

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Office

•	Our office operations generated Company FFO of $194 million in the quarter ended December 31, 2015 compared to $150 million in the same period in 2014 and $720 million for the year ended December 31, 2015 compared to $539 million in 2014. The increase in Company FFO for the quarter and year was primarily attributable to same-property NOI growth – specifically in Lower Manhattan – income from Canary Wharf and higher fee income.
•	Same-property occupancy in our core office portfolio finished the year at 93%, a 100-basis-point increase from the end of the prior year. Core office operations leased 7.8 million square feet of space in 2015 at average rents 35% higher than expiring rents during the period.
•	We also continued to advance our development pipeline:
➢	Delivered two new development properties to tenants – Bay Adelaide East in Toronto and Brookfield Place Tower 2 in Perth.
➢	Subsequent to quarter-end, we broke ground on ICD Brookfield Place, a 1.1 million-square-foot office and retail development in Dubai’s International Financial Centre (DIFC) district.

Retail

•	Our retail operations reported Company FFO of $147 million for the quarter ended December 31, 2015 compared to $137 million in the comparable period in 2014 and $499 million for the year ended December 31, 2015 versus $472 million in 2014. The increase in Company FFO for the fourth quarter of 2015 over the prior year was due to 5.5% same-property NOI growth and lower interest expense.
•	Same-property occupancy finished the year at 95.6%, a 20-basis-point decrease from the prior year. Retail leasing activity for the year totaled 15 million square feet, with average rent spreads of 23% for leases commencing in 2015 and 2016. Tenant sales increased by 4.0% to $546 per square foot on a trailing 12-month basis.

Opportunistic Investments

•	Our Opportunistic investments reported Company FFO of $39 million for the quarter ended December 31, 2015 compared with $13 million in the comparable period in 2014 and $160 million for the year ended December 31, 2015 compared with $77 million in 2014. The increase in Company FFO during the quarter and year was largely a result of new investments made during these periods, most notably our acquisitions of Center Parcs and Associated Estates.

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Company FFO and Net Income Attributable to Unitholders by Segment

(US$ Millions)	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Company FFO by segment
Office	$194	$150	$720	$539
Retail	147	137	499	472
Other Opportunistic(1)	39	13	160	77
Corporate	(138)	(110)	(540)	(349)
Company FFO(2)	$242	$190	$839	$739

Net income attributable to unitholders by segment
Office	$788	$1,016	$2,858	$2,948
Retail	138	830	471	1,566
Other Opportunistic(1)	138	18	337	84
Corporate	(201)	(372)	(751)	(864)
Net income attributable to unitholders(2)	$863	$1,492	$2,915	$3,734

(1)	Other Opportunistic includes Industrial, Multifamily, Hospitality and Triple Net Lease investments.
(2)	See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Acquisitions and Divestitures

During the quarter and subsequent to quarter-end, we advanced a number of our investment initiatives:

Office:

•	We closed on the acquisition of Potsdamer Platz in central Berlin with a 50/50 joint venture partner for a total purchase price of €1.35 billion. This trophy, mixed-use estate comprises 16 buildings across approximately 3,000,000 square feet. The buildings are a mix of office (1,376,000 square feet), retail (493,000 square feet), residential (271,000 square feet), leisure (446,000 square feet), and a hotel (138,000 square feet) and are home to more than 480 national and international companies.
•	We closed on the acquisition of seven Brazilian office assets totaling 2.1 million square feet in Sao Paulo and Rio de Janeiro for $590 million ($135 million of equity at BPY’s share).
•	We also disposed of interests in three office buildings in Melbourne Australia for net proceeds of A$510 million.
•	We entered into a contract to sell a 50% interest in World Square Shopping Centre in Sydney for net proceeds of A$278 million.

Retail:

•	Through Rouse Properties, we acquired The Shoppes at Carlsbad in Carlsbad, CA for $170 million ($57 million at BPY’s share).
•	Through GGP, we sold four retail properties for approximately $302 million, generating net proceeds of approximately $250 million (approximately $73 million at BPY’s share).

Opportunistic Investments:

•	Subsequent to quarter-end, Brookfield announced it made a proposal on behalf of its real estate fund to acquire all of the shares of Rouse Properties other than those shares owned by BPY. The Board of Directors of Rouse Properties has established a Special Committee to evaluate the proposal and has retained financial and legal advisors to assist in this regard. There can be no assurances that a transaction will proceed, but should Brookfield’s proposal be accepted by the Board and shareholders of Rouse Properties, BPY’s interest in Rouse Properties would increase by virtue of its participation in the fund making the offer.
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Financings

•	Repaid, in full, the balance of $1.5 billion BPO acquisition facility.
•	Refinanced 250 Vesey Street with a $600 million loan from a syndicate of insurance companies led by MetLife. The loan has a ten-year term with interest-only payments at a fixed rate of 3.77%.
•	$400 million in new financings and refinancings completed in Retail segment.
•	$350 million in new financings and refinancings completed in Opportunistic segment.
•	Subsequent to quarter-end, BPY was assigned a BBB corporate rating by Standard & Poor’s.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 1,112,442 of its Limited Partnership units in the fourth quarter of 2015 at an average price of $22.39 per unit.

Distribution Increase and Declaration

The Board of Directors has announced an increase in the company’s quarterly distribution from $0.265 to $0.28 per unit ($1.12 per unit on an annual basis). The Board has also declared the quarterly distribution of $0.28 per unit payable on March 31, 2016 to unitholders of record at the close of business on February 29, 2016. The quarterly distributions are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution is based on the Bank of Canada noon exchange rate on the record date or, if this falls on a weekend or holiday, on the preceding business day.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on February 5, 2016 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

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Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 150 premier office properties and over 170 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investors section of its website at www.brookfieldpropertypartners.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s 2015 fourth quarter and full-year results as well as the Letter to Unitholders and Supplemental Information on BPY’s website under the Investors section at www.brookfieldpropertypartners.com.

The conference call can be accessed via webcast on February 5, 2016 at 11:00 a.m. Eastern Time at www.brookfieldpropertypartners.com or via teleconference toll free 719-325-2216 or toll 888-437-9357, passcode: 481792 at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free 888-203-1112 or toll 719-457-0820, passcode: 481792.

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Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEET

	Dec. 31,	Dec. 31,
US$ Millions	2015	2014
Assets
Investment properties	$41,599	$41,141
Equity accounted investments in properties	17,638	10,356
Hospitality properties	5,016	2,478
Participating loan notes	449	609
Investment in Canary Wharf	-	1,265
Financial assets	1,412	1,997
Accounts receivable and other	3,544	2,074
Restricted cash	368	2,132
Cash and cash equivalents	1,035	1,282
Assets held for sale	805	2,241
Total Assets	$71,866	$65,575
Liabilities and Equity
Debt obligations	$30,526	$27,006
Capital securities	4,031	4,011
Deferred tax liability	3,107	2,639
Accounts payable and other liabilities	3,027	2,399
Liabilities associated with assets held for sale	242	1,221
Total liabilities	40,933	37,276
Equity
Limited partners	7,425	6,586
General partner	6	5
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,218	13,147
Limited partner units of Brookfield Office Properties Exchange LP	309	470
Interests of others in operating subsidiaries and properties	8,975	8,091
Total Equity	30,933	28,299
Total Liabilities and Equity	$71,866	$65,575

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CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Twelve Months Ended
	Dec. 31,		Dec. 31,
US$ millions (except per unit amounts)	2015	2014	2015	2014
Commercial property and hospitality revenue	$1,199	$1,035	$4,492	$4,021
Direct commercial property and hospitality expense	(573)	(524)	(2,183)	(2,089)
	626	511	2,309	1,932
Investment and other revenue	68	35	361	452
Share of net earnings from equity accounted investments	540	580	1,591	1,366
	1,234	1,126	4,261	3,750
Expenses
Interest expense	(391)	(365)	(1,528)	(1,258)
Depreciation and amortization	(58)	(35)	(180)	(148)
General and administrative expense	(153)	(135)	(559)	(404)
Investment and other expense	(21)	(7)	(135)	(100)
	611	584	1,859	1,840
Fair value gains, net	755	1,393	2,007	3,756
Income tax expense	(209)	(382)	(100)	(1,176)
Net income	$1,157	$1,595	$3,766	$4,420
Net income attributable to:
Limited partners	$317	$490	$1,064	$1,154
General partner	1	1	1	1
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield
Asset Management Inc.	531	943	1,789	2,444
Limited partner units of Brookfield Office Properties Exchange LP	14	58	61	135
Interests of others in operating subsidiaries and properties	294	103	851	686
	$1,157	$1,595	$3,766	$4,420

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended		Twelve Months Ended
	Dec. 31,		Dec. 31,
US$ millions (except per unit amounts)	2015	2014	2015	2014
Commercial property and hospitality revenue	$1,199	$1,035	$4,492	$4,021
Direct commercial property and hospitality expense	(573)	(524)	(2,183)	(2,089)
NOI	626	511	2,309	1,932
Investment and other revenue	68	35	361	452
Share of equity accounted income excluding fair value gains	215	173	724	557
Interest expense	(391)	(365)	(1,528)	(1,258)
General and administrative expense	(153)	(135)	(559)	(404)
Investment and other expense	(21)	(7)	(135)	(100)
Depreciation and amortization of non-real estate assets	(9)	(8)	(27)	(36)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(124)	(34)	(435)	(429)
FFO	211	170	710	714
Depreciation and amortization of non-real estate assets	7	7	27	26
Transaction costs	11	19	69	37
Gains/losses on disposition of non-investment properties	-	(19)	(12)	(79)
FFO from GGP Warrants[1]	13	13	45	41
Company FFO	$242	$190	$839	$739

FFO	211	170	710	714
Depreciation and amortization of real estate assets	(49)	(27)	(153)	(112)
Fair value gains, net	755	1,393	2,007	3,756
Share of equity accounted income - Non FFO	325	407	867	809
Income tax expense	(209)	(382)	(100)	(1,176)
Non-controlling interests of others in operating subsidiaries and properties
in non-FFO	(170)	(69)	(416)	(257)
Net income attributable to unitholders	863	1,492	2,915	3,734
Non-controlling interests of others in operating subsidiaries and properties	294	103	851	686
Net income	$1,157	$1,595	$3,766	$4,420

1.	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

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NET INCOME PER UNIT

			Three months ended
	Dec. 31, 2015			Dec. 31, 2014
	Net income	Average		Net income	Average
	attributable to	number of		attributable to	Number of
(US$ Millions, except per unit amounts)	Unitholders	units	Per unit	Unitholders	units	Per unit
Basic(1)	$863	712.0	$1.21	$1,492	712.9	$2.09
Dilutive effect of conversion of preferred shares(2)	29	70.0	0.41	-	-	-
	892	782.0	1.14	1,492	712.9	2.09
Dilutive effect of conversion of capital securities and options	11	41.8	0.26	10	50.0	0.20
Fully-diluted	903	823.8	1.10	1,502	762.9	1.97
Fully-diluted per IFRS	$874	823.8	$1.06	$1,502	762.9	$1.97

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units without an add back to earnings of the associated carry on the preferred shares. Consequently, basic net income per unit per IFRS for the three months ended December 31, 2015 was $1.10 (December 31, 2014 – $2.09).
(2)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

	Three months ended
	Dec. 31, 2015			Dec. 31, 2014
	Net income	Average		Net income	Average
	attributable to	number of		attributable to	Number of
(US$ Millions, except per unit amounts)	Unitholders	units	Per unit	Unitholders	units	Per unit
Basic(1)	$2,915	712.6	$4.09	$3,734	668.3	$5.59
Dilutive effect of conversion of preferred shares(2)	117	70.0	1.67	-	-	-
	3,032	782.6	3.87	3,734	668.3	5.59
Dilutive effect of conversion of capital securities and options	48	40.4	1.19	30	40.8	0.74
Fully-diluted	3,080	823.0	3.74	3,764	709.1	5.30
Fully-diluted per IFRS	$2,963	823.0	$3.60	$3,764	709.1	$5.30

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units without an add back to earnings of the associated carry on the preferred shares. Consequently, basic net income per unit per IFRS for the twelve months ended December 31, 2015 was $3.72 (December 31, 2014 – $5.59).
(2)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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